UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIB

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL SIGNS LICENSING DEAL WITH
CALIFORNIA CLOSETS

Agreement bolsters Dorel’s portfolio of strong brands

Montreal, September 30, 2004 — Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIB) today said it has signed a licensing agreement with California Closets through Ameriwood Industries, Dorel’s ready-to-assemble furniture division. “This is yet another example of Dorel’s strategy to purchase or align itself with strong brands,” said Dorel President and CEO, Martin Schwartz.

Under terms of the agreement Dorel will manufacture and distribute storage systems and related furniture to select national retailers under the direction of California Closets.

California Closets is a household name, offering a full line of storage solutions for the home and office. Products range from simple laminate reach-in closets to beautiful wood-tone walk-ins, completely outfitted with accessories to maximize all available space. California Closets also specializes in the design and organization of custom pantries, garages and utility areas. “The strength of our brand has provided us with this wonderful opportunity to introduce California Closets to a wider audience by delivering unique, modern and functional RTA furniture through major retailers,” said California Closets’ CEO, Anthony Vidergauz.  California Closets is owned by FirstService Corporation of Toronto (NASDAQ: FSRV).

Mr. Schwartz said the deal has excellent potential. “Our existing market share, strong distribution channels and knowledge in RTA furniture serves as an excellent platform to launch this added initiative.  The category of RTA home storage is a new area and we are excited to be working with the leading brand in the category to bring innovation and excitement to the industry.

“California Closets is precisely the type of partnership we are seeking as we continue to build Dorel as a global consumer products company with a portfolio of strong brands. They have been in business for over 25 years, have high recognition and have earned an excellent reputation for customer satisfaction. We believe this arrangement will provide Dorel with a strong brand in a sector where brand recognition can be difficult to achieve. We see this as a wonderful opportunity for both parties.”

Profile

Dorel is a global consumer products company which designs, manufactures or sources, markets and distributes a diverse portfolio of powerful product brands, marketed through its Juvenile, Home Furnishings, and Recreational/Leisure segments. US operations include the Dorel Juvenile Group USA, which incorporates the Cosco and Safety 1st brands; Ameriwood Industries, Cosco Home & Office; and Pacific Cycle, which includes the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Juvenile Group Canada, Ridgewood Industries and Dorel Home Products. The Dorel Juvenile Group Europe carries out activities throughout Europe, under the Maxi-Cosi, Quinny, Safety 1st, Bébé Confort, Babidéal, MonBébé and Baby Relax brands. Dorel Asia sources and imports home furnishings. Dorel employs approximately 5,000 people in fourteen countries. 2003 sales were US$1.2 billion. 2004 sales are expected to be between US$1.6 – US$1.8 billion.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

September 30, 2004